UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 3)*

Can B Corp.

(Name of Issuer)

Common Stock, no par value per share

(Title of Class of Securities)

13470W103

(CUSIP Number)

December 31, 2023

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☒ Rule 13d-1(c)

☐ Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Page 1 of 11 Pages

CUSIP No. 13470W103

1.	Names of Reporting Persons

Arena Investors, LP

2.	Check the Appropriate Box if a Member of a Group (See Instructions)

(a) ☐
(b) ☒

3.	SEC Use Only

4.	Citizenship or Place of Organization

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5.	SOLE VOTING POWER	1,781,312
	6.	SHARED VOTING POWER	0
	7.	SOLE DISPOSITIVE POWER	1,781,312
	8.	SHARED DISPOSITIVE POWER	0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person

1,781,312

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)
☐

11.	Percent of Class Represented by Amount in Row (9)

6.4%

12.	Type of Reporting Person (See Instructions)

PN

Page 2 of 11 Pages

CUSIP No. 13470W103

1.	Names of Reporting Persons

Arena Investors GP, LLC

2.	Check the Appropriate Box if a Member of a Group (See Instructions)

(a) ☐
(b) ☒

3.	SEC Use Only

4.	Citizenship or Place of Organization

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5.	SOLE VOTING POWER	1,781,312
	6.	SHARED VOTING POWER	0
	7.	SOLE DISPOSITIVE POWER	1,781,312
	8.	SHARED DISPOSITIVE POWER	0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person

1,781,312

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)
☐

11.	Percent of Class Represented by Amount in Row (9)

6.4%

12.	Type of Reporting Person (See Instructions)

OO

Page 3 of 11 Pages

CUSIP No. 13470W103

1.	Names of Reporting Persons

Arena Special Opportunities Fund LP

2.	Check the Appropriate Box if a Member of a Group (See Instructions)

(a) ☐
(b) ☒

3.	SEC Use Only

4.	Citizenship or Place of Organization

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5.	SOLE VOTING POWER	342,060
	6.	SHARED VOTING POWER	0
	7.	SOLE DISPOSITIVE POWER	342,060
	8.	SHARED DISPOSITIVE POWER	0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person

342,060

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)
☐

11.	Percent of Class Represented by Amount in Row (9)

1.3%

12.	Type of Reporting Person (See Instructions)

PN

Page 4 of 11 Pages

CUSIP No. 13470W103

1.	Names of Reporting Persons

Arena Special Opportunities Fund (Onshore) GP, LLC

2.	Check the Appropriate Box if a Member of a Group (See Instructions)

(a) ☐
(b) ☒

3.	SEC Use Only

4.	Citizenship or Place of Organization

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5.	SOLE VOTING POWER	342,060
	6.	SHARED VOTING POWER	0
	7.	SOLE DISPOSITIVE POWER	342,060
	8.	SHARED DISPOSITIVE POWER	0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person

342,060

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)
☐

11.	Percent of Class Represented by Amount in Row (9)

1.3%

12.	Type of Reporting Person (See Instructions)

OO

Page 5 of 11 Pages

CUSIP No. 13470W103

1.	Names of Reporting Persons

Arena Special Opportunities Partners I, LP

2.	Check the Appropriate Box if a Member of a Group (See Instructions)

(a) ☐
(b) ☒

3.	SEC Use Only

4.	Citizenship or Place of Organization

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5.	SOLE VOTING POWER	1,439,252
	6.	SHARED VOTING POWER	0
	7.	SOLE DISPOSITIVE POWER	1,439,252
	8.	SHARED DISPOSITIVE POWER	0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person

1,439,252

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)
☐

11.	Percent of Class Represented by Amount in Row (9)

5.2%

12.	Type of Reporting Person (See Instructions)

PN

Page 6 of 11 Pages

CUSIP No. 13470W103

1.	Names of Reporting Persons

Arena Special Opportunities Partners (Onshore) GP, LLC

2.	Check the Appropriate Box if a Member of a Group (See Instructions)

(a) ☐
(b) ☒

3.	SEC Use Only

4.	Citizenship or Place of Organization

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5.	SOLE VOTING POWER	1,439,252
	6.	SHARED VOTING POWER	0
	7.	SOLE DISPOSITIVE POWER	1,439,252
	8.	SHARED DISPOSITIVE POWER	0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person

1,439,252

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)
☐

11.	Percent of Class Represented by Amount in Row (9)

5.2%

12.	Type of Reporting Person (See Instructions)

OO

Page 7 of 11 Pages

EXPLANATORY NOTE

This Amendment No. 3 to Schedule 13G amends, restates and supersedes in its entirety the previously filed Amendment No. 3, which was filed in error and should be treated as withdrawn.

Item 1.

(a)	The name of the issuer is Can B Corp. (the “Issuer”).

(b)	The principal executive offices of the Issuer are located at 960 South Broadway, Suite 120, Hicksville, NY 11801.

Item 2.

(a)	This Schedule 13G is filed by the following (the “Reporting Persons”):

(i)	Arena Investors, LP (the “Investment Manager”), who serves as investment manager to the Arena Funds (defined below);

(ii)	Arena Investors GP, LLC, who serves as the general partner of the Investment Manager (the “IM General Partner”);

(iii)	Arena Special Opportunities Fund, LP (“ASOF”);

(iv)	Arena Special Opportunities Fund (Onshore) GP, LLC, who serves as the general partner of ASOF (the “ASOF General Partner”);

(v)	Arena Special Opportunities Partners I, LP (“ASOPI”, and together with ASOF, the “Arena Funds”); and

(vi)	Arena Special Opportunities Partners (Onshore) GP, LLC, who serves as the general partner of ASOPI (the “ASOPI General Partner”).

The Arena Funds are private investment vehicles. The Arena Funds directly own the Common Stock (as defined below) reported in this Schedule 13G.

The Investment Manager may be deemed to beneficially own the Common Stock owned by the Arena Funds.

The IM General Partner may be deemed to beneficially own the Common Stock beneficially owned by the Investment Manager.

The ASOF General Partner may be deemed to beneficially own the Common Stock owned by ASOF.

Page 8 of 11 Pages

The ASOPI General Partner may be deemed to beneficially own the Common Stock owned by ASOPI.

Each Reporting Person disclaims beneficial ownership with respect to any Common Stock other than the Common Stock directly beneficially owned by such Reporting Person.

(b)	The principal business office of the Reporting Persons is 2500 Westchester Avenue, Suite 401, Purchase, New York 10577.

(c)	For citizenship information see Item 4 of the cover page of each Reporting Person.

(d)	This Statement relates to the Common Stock, no par value per share, of the Issuer (the “Common Stock”).

(e)	The CUSIP Number of the Common Stock is 13470W103.

Item 3. If this statement is filed pursuant to 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).
(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).
(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).
(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).
(e)	☐	An investment adviser in accordance with 240.13d-1(b)(1)(ii)(E);
(f)	☐	An employee benefit plan or endowment fund in accordance with 240.13d-1(b)(1)(ii)(F);
(g)	☐	A parent holding company or control person in accordance with 240.13d-1(b)(1)(ii)(G);
(h)	☐	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);
(j)	☐	A non-U.S. institution in accordance with §240.13d-1(b)(1)(ii)(J);
(k)	☐	Group, in accordance with §240.13d-1(b)(1)(ii)(K).

If filing as a non-U.S. institution in accordance with §240.13d-1(b)(1)(ii)(J), please specify the type of institution:

Item 4. Ownership.

See Items 5-9 and 11 on the cover page for each Reporting Person, and Item 2, which information is given as of the Event Date of December 31, 2023.

Page 9 of 11 Pages

The beneficial ownership of the Investment Manager and the IM General Partner includes 153,106 shares of Common Stock owned by the Arena Funds and an additional 1,628,206 shares of Common Stock underlying instruments owned by the Arena Funds that are exercisable/convertible within 60 days.

The beneficial ownership of ASOF and the ASOF General Partner includes 8,967 shares of Common Stock owned by ASOF and an additional 333,093 shares of Common Stock underlying instruments owned by ASOF that are exercisable/convertible within 60 days.

The beneficial ownership of ASOPI and the ASOPI General Partner includes 144,139 shares of Common Stock owned by ASOPI and an additional 1,295,113 shares of Common Stock underlying instruments owned by ASOPI that are exercisable/convertible within 60 days.

The percentages of beneficial ownership contained herein are based on 26,246,850 shares of Common Stock outstanding as of November 14, 2023, as reported in the Issuer’s Form 10-Q filed with the SEC on November 20, 2023.

Item 5. Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following: ☐

Item 6. Ownership of More than Five Percent on Behalf of Another Person.

Not applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

Not applicable.

Item 8. Identification and Classification of Members of the Group.

Not applicable.

Item 9. Notice of Dissolution of Group.

Not applicable.

Item 10. Certification.

(a)	Not applicable.

(b)	Not applicable.

(c)	By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under §240.14a-11.

Page 10 of 11 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 14, 2024

Arena Investors, LP

Arena Investors GP, LLC

Arena Special Opportunities Fund LP

Arena Special Opportunities Fund (Onshore) GP, LLC

Arena Special Opportunities Partners I, LP

Arena Special Opportunities Partners (Onshore) GP, LLC

By:	/s/ Lawrence Cutler
Name: Lawrence Cutler
Title: Authorized Signatory

Page 11 of 11 Pages